UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

PHASERX, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71723F103

(CUSIP Number)

Paul Stone

5AM Ventures II, L.P.

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons 5AM Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 900,970 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 900,970 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,970 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.8% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by 5AM Partners II, LLC (“5AM Partners II”), 5AM Ventures II, L.P. (“5AM II”),  5AM Co-Investors II, L.P. (“5AM Co-Investors II”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners II, 5AM II, 5AM Co-Investors II, Diekman and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

CUSIP No. 71723F103		13D

1.	Name of Reporting Persons 5AM Co-Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,552 shares of common stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 35,552 shares of common stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,552 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM Co-Investors II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Name of Reporting Persons 5AM Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 936,522 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 936,522 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,522 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 900,970 shares held by 5AM II; and (ii) 35,552 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Name of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 936,522 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 936,522 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,522 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 900,970 shares held by 5AM II; and (ii) 35,552 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Name of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 936,522 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 936,522 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,522 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 900,970 shares held by 5AM II; and (ii) 35,552 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

1.	Name of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 936,522 shares of common stock (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 936,522 shares of common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,522 shares of common stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.1% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes (i) 900,970 shares held by 5AM II; and (ii) 35,552 shares held by 5AM Co-Investors II.  Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II.  Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

Explanatory Note:   This 13D relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of PhaseRX, Inc., a Delaware corporation (the “Issuer” or “PhaseRX”).

Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of PhaseRX, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is 410 W. Harrison Street, Suite 300, Seattle, Washington 98119. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background

This Schedule 13D is filed by 5AM Partners II, LLC (“5AM Partners II”), 5AM Ventures II, L.P. (“5AM II”), 5AM Co-Investors II, L.P. (“5AM Co-Investors II”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage” and, with 5AM Partners II, 5AM II, Co-Investors II, Diekman and Schwab, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

The principal business and principal business office of the Reporting Persons is 5AM Ventures II, L.P., 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c)           The principal business of the Reporting Persons is venture capital investments. Each of the individuals serves as a managing member of 5AM Partners II, which is the general partner of 5AM II and 5AM Co-Investors II.

(d)           During the last five years, none of the Reporting Persons has been has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of 5AM Partners II, 5AM II and 5AM Co-Investors II are incorporated in the state of Delaware and each of the individuals is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

5AM II and 5AM Co-Investors II acquired 6,629,931 of the Issuer’s Series A Preferred Stock, convertible promissory notes and Series A Warrants in the aggregate principal amount of $8,543,076, at various times between February 2008 and April 2013 and 437,500 shares of Common Stock on February 19, 2015 upon exercise of warrants.  Such shares of Preferred Stock automatically converted to shares of Common Stock on a one-for-0.12559876 basis upon the closing of the Issuer’s initial public offering without payment of consideration.  The promissory notes and related accrued interest converted into Series A Preferred Stock and then into 401,845 shares of Common Stock upon the closing of the Issuer’s initial public offering without payment of consideration.  In addition, the Reporting Persons acquired 16,686 shares of Common Stock upon exercise of Series A Warrants immediately prior to the pricing of the Issuer’s initial public offering at an exercise price of $0.01.  On May 17, 2016, the Reporting Persons acquired 100,000 shares of Common Stock in the Issuer’s initial public offering at the price of $5.00 per share.

The source of funds for the purchases of the Issuer’s securities was working capital of 5AM II and 5AM Co-Investors II.

Item 4.  Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of May 23, 2016:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)

5AM II	900,970	900,970	0	900,970	0	900,970	7.8%

5AM Co-Investors II	35,552	35,552	0	35,552	0	35,552	0.3%

5AM Partners II	0	0	936,522	0	936,522	936,522	8.1%

Diekman	0	0	936,522	0	936,522	936,522	8.1%

Schwab	0	0	936,522	0	936,522	936,522	8.1%

Rocklage	0	0	936,522	0	936,522	936,522	8.1%

(1)   Diekman, Schwab and Rocklage, as managing members of 5AM Partners II, share voting and investment authority over the shares held by 5AM II and 5AM Co-Investors II. Each of Diekman, Schwab and Rocklage disclaim beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)    This calculation is based on 11,583,234 shares of Common Stock, par value $0.0001 per share, outstanding as of May 23, 2016 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated May 17, 2016 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 555,000 shares of Common Stock within 30 days from the date of the Final Prospectus.

(c)    Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

Item 7.                                             Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 2016

5AM VENTURES II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of PhaseRX, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  June 8, 2016

5AM VENTURES II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage